Exhibit (a)(1)(ii)

[E-Mail to All Employees of Parametric Technology Corporation from C. Richard Harrison

Announcing Offer to Exchange]

E-mail address:

Date: July 6, 2005

Subject: Stock Option Exchange Offer

I am pleased to announce the opening of PTC’s stock option exchange offer.

We are offering our eligible employees the opportunity to exchange for a cash payment outstanding stock options with exercise prices equal to or greater than $9 per share granted under the participating equity incentive plans and vested as of the offer termination date.

We are making this offer on the terms and subject to the conditions described in the attached offer document and the accompanying election form. The election form sets forth the options you may exchange. You should carefully review the attached offer document and the election form and fully consider the exchange offer before deciding whether to exchange your eligible options. Participation in the exchange is entirely optional and you may choose to keep your options.

We expect to keep the offer open only until 8:00 p.m., Boston, Massachusetts time on Wednesday, August 3, 2005. We will notify you if we extend the term of the offer.

If you have any questions or need further information about the offer after reading the offer document and the exchange form, you may contact us as provided in the offer document.

Sincerely,

Dick Harrison

[Attached Offer to Exchange (Exhibit 1(a)(i)) and Election Form (Exhibit 1(a)(iii)]